Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of ParkerVision Inc. (the “Company”, “we”, “our” or similar terms) is based upon the Company’s amended and restated articles of incorporation (“Charter”), the Company’s bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Authorized Capital Stock

Pursuant to our Charter, our authorized capital stock consists of 155,000,000 shares, of which 140,000,000 is voting Common Stock, $0.01 par value per share, and 15,000,000 is Preferred Stock, $1.00 per share.

Common Stock

Authorization. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable.

Listing. The Company’s common stock is traded on the OTCQB Market under the ticker symbol “PRKR.”

Voting Rights. Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Preemptive Rights, Etc. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account.

Preferred Stock

Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects.

Series E Preferred Stock

On November 17, 2005, the board of directors designated 100,000 shares of authorized preferred stock as the Series E Preferred Stock in conjunction with its adoption of a Shareholder Protection Rights Plan (as described below). Certain rights of this series of preferred stock are defined in terms of a “Reference Package.”  The “Reference Package” is initially 1,000 shares of common stock, as adjusted for stock dividends, subdivisions and combinations. The holders of full or fractional shares of this series are entitled to receive dividends, when and as declared by the board of directors, on each date that dividends or other distributions (other than dividends or distributions payable in our common stock) are payable on or in respect of common stock comprising part of the Reference Package, in an amount per whole share of this series equal to the aggregate amount of dividends or other distributions that would be payable on such date to a holder of the Reference Package.  In addition, on the last day of March, June, September and December in each year, the holders of this series are entitled to receive dividends in an amount per whole share of this series equal to the excess (if any) of $100 over the aggregate dividends paid per whole share of this series during the three-month period ending on such last day. Dividends on each full and each fractional share of this series are cumulative from the date such full or fractional share is originally issued.  In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of full and fractional shares of this series shall be entitled, before any distribution or payment is made on any date to the holders of the common stock or any other stock of ours ranking junior to this series upon liquidation, to be paid in full an amount per whole share of this series equal to the greater of $100 or the aggregate amount distributed or to be distributed in connection with such liquidation, dissolution or winding up to a holder of the Reference Package, together with accrued dividends to such distribution or payment date, whether or not earned or declared.

Our Series E Preferred Stock shall rank junior to all other series or classes of our preferred stock, now existing or hereafter created, as to payment of dividends and the distribution of assets, unless the terms of any such other series or class shall provide otherwise.

Each whole share of this series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

Shareholder Protection Rights Plan

We have a Shareholder Protection Rights Agreement (“Rights Agreement”), originally adopted on November 21, 2005 and amended on November 20, 2015 and November 20, 2020 pursuant to which we issued, on November 29, 2005, as a dividend, one right to acquire a fraction of a share of Series E Preferred Stock for each then outstanding share of Common Stock. Each share of Common Stock issued by us after such date also has included, and any subsequent shares of Common Stock issued by us prior to the Separation Time (as defined in the Rights Agreement) will include, an attached right. The following description of the Rights Agreement, and any description of the Rights Agreement included in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the Rights Agreement.

The principal objective of the Rights Agreement is to cause someone interested in acquiring us to negotiate with our Board rather than launch an unsolicited or hostile bid. The Rights Agreement subjects a potential acquirer to substantial voting and economic dilution.

The rights initially are not exercisable and trade with our Common Stock. In the future, the rights may become exercisable with various provisions that may discourage a takeover bid. If a potential acquirer initiates a takeover bid or becomes the beneficial owner of 15% or more of our Common Stock, the rights will separate from the Common Stock. Upon separation, the holders of the rights may exercise their rights at an exercise price of $14.50 per right (the “Exercise Price”), subject to adjustment and payable in cash. Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of us more costly to the potential acquirer. The “flip-in” provision provides that, in the event a potential acquirer acquires 15% or more of the outstanding shares of our Common Stock, upon payment of the exercise price, the holders of the rights will receive from us that number of shares of Common Stock having an aggregate market price equal to twice the Exercise Price, as adjusted. The “flip-over” provision allows the holder to purchase that number of shares of common/voting equity of a successor entity, if we are not the surviving corporation in a business combination, with an aggregate market price equal to twice the Exercise Price.

We have the right to substitute for any of our shares of Common Stock that we are obligated to issue, shares of Series E Preferred Stock at a ratio of one thousandth of a share of Series E Preferred Stock for each share of Common Stock.

The rights may be redeemed upon approval of the Board at a redemption price of $0.01 per right. The Rights Agreement expires on November 20, 2023.

Classified Board; Director Nominations; Special Meetings

Our Board is divided into three classes, with only one class of directors elected at each annual meeting, and our shareholders may remove our directors only for cause. Nominations for our Board may be made by our Board or by any holder of Common Stock.  A shareholder entitled to vote for the election of directors may nominate a person for election as director only if the shareholder provides written notice of his nomination to our secretary not later than 120 days in advance of the same day and month that our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders or, if no annual meeting was held in the previous year, then by the end of the fiscal year to which the annual meeting in which the nomination will be made relates. A special meeting of our shareholders may be called only by our Board or our chief executive officer. These provisions and the Board’s right to issue shares of our preferred stock from time to time, in one or more classes or series without stockholder approval, are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by our Board. These provisions are also intended to discourage some tactics that may be used in proxy fights.